     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1997
                           REGISTRATION NO. 333-11205
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------


                                  TELMARK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                    NEW YORK
                            (STATE OF INCORPORATION)
                                      6159
              (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NO.)
                                   16-0907546
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)
                              333 BUTTERNUT DRIVE,
                             DEWITT, NEW YORK 13214
                                  315-449-7935
     (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                              DAVID M. HAYES, ESQ.
                                  TELMARK INC.
                                    BOX 4943
                            SYRACUSE, NEW YORK 13221
                                  315-449-6436
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)
                               ------------------


              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
        THE PUBLIC: AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE
                         OF THIS REGISTRATION STATEMENT.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


--------------------------------------------------------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               CROSS REFERENCE SHEET

                                                   TELMARK INC.

      FORM S-1
   LOCATION OF THE
      ITEM NO.    REQUIRED IN PROSPECTUS                                  CAPTION IN PROSPECTUS
      --------    ----------------------                                  ---------------------


         1.       Forepart of the Registration Statement               Outside Front Cover Page
                  and Outside Front Cover Page of Prospectus

         2.       Inside Front Cover and Outside Back                  Inside Front Cover Page
                  Cover Pages of Prospectus                            and Outside Back Cover Page

         3.       Summary Information, Risk Factors,                   Selected Financial Data
                  and Ratio of Earnings to Fixed Charges               Prospectus Summary, Risk Factors,
                                                                       and Ratio of Earnings to Fixed Charges

         4.       Use of Proceeds                                      Use of Proceeds

         5.       Determination of Offering Price                      Inapplicable

         6.       Dilution                                             Inapplicable

         7.       Selling Security Holders                             Inapplicable

         8.       Plan of Distribution                                 Plan of Distribution

         9.       Description of Securities to be Registered           Description of the Debentures

         10.      Interests of Named Experts and Counsel               Legal Matters

         11.      Information with Respect to the Registrant           Business of Telmark, Selected Financial
                                                                       Data, Management's Discussion and
                                                                       Analysis of Financial Condition and
                                                                       Results of Operations, Legal Proceedings,
                                                                       Directors and Management, Executive
                                                                       Compensation, Certain Relationships and
                                                                       Related Transactions, Principal
                                                                       Stockholders, Financial Statements

         12.      Disclosure of Commission Position on                 Not Required
                  Indemnification for Securities Act Liability


                   SUBJECT TO COMPLETION DATED AUGUST 27, 1997
PROSPECTUS
                                   $22,000,000
                                  TELMARK INC.
                                   DEBENTURES


The Debentures (the "Debentures") are being issued by Telmark Inc., a New York Corporation ("Telmark" or the "Company"), which is engaged in the business of leasing agricultural and related equipment.

The following securities are being offered:

====================================================================================================================
                                                        PRICE TO         UNDERWRITING DISCOUNTS        PROCEEDS TO
                                                       PUBLIC (3)          OR COMMISSIONS (1)        COMPANY (2) (3)
--------------------------------------------------------------------------------------------------------------------
Debentures,  $1,000  minimum  denomination
and  additional  multiples  of  $100
(minimum 8.0% per annum) due March 31, 2001
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
-------------------------------------------------------------------------------------------------------------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 8.5% per annum)
due March 31, 2003
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
-------------------------------------------------------------------------------------------------------------------
Debentures under the Interest Reinvestment
Option (ranging from minimum of 6.0% to
8.5% per annum) due from December 31,
1997 through March 31, 2002
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                 $22,000,000                                      $22,000,000
-------------------------------------------------------------------------------------------------------------------

A complete description of the securities offered is set forth on pages 23 through 27 herein.
(1) No salespeople will be employed to solicit the sale of these securities, and no commission or discount will be paid or allowed to anyone in connection with their sale.
(2) It is assumed that all securities offered are sold and the amount of proceeds is before deduction of estimated expenses of $102,586 to be paid by Telmark, which includes legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses. Because there is no underwriting of the securities offered, there is no assurance that all or any part of the indicated proceeds will be received by the Company from the offering of the securities.
(3) The amount of Debentures sold at a particular interest rate and maturity date and the respective proceeds therefrom will vary, provided, however, that the aggregate price to the public and proceeds to the Company from this offering of Debentures will not exceed $22,000,000.

The Company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures theretofore issued.

     The Debentures are unsecured obligations of the Company and subordinated to all Senior Debt (as defined herein) of the Company. As of July 31, 1997, Senior Debt of $344,306,110 was outstanding. See "Description of the Debentures - Subordination Provisions."

There can be no assurance that the Debentures offered hereby will be sold or that there will be a secondary market for the Debentures.

                               ------------------

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         THE DATE OF THIS PROSPECTUS IS

                              AVAILABLE INFORMATION

   Telmark has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended, with respect to the Debentures offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. Reference is hereby made to such Registration Statement and exhibits and schedules for further information with respect to Telmark and the Debentures. The Registration Statement, together with its exhibits and schedules, can be inspected and copied at the offices of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington,
D. C. 20549 and at the regional offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D. C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site which contains information regarding registrants who file electronically, the "EDGAR" data base. The web site address for the EDGAR data base is http://www.sec.gov/edgarhp.htm. A prospectus will also be sent in January of each year to all holders of securities who have elected the interest reinvestment option.

   Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each statement is qualified in its entirety by such reference.

                                TABLE OF CONTENTS

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                 PAGE                                                         PAGE
-------------------------------------------------------------------------------------------------------------------


Prospectus Summary Information..................    3              Certain Relationships and Related
Risk Factors....................................    5                Transactions............................   22
Use of Proceeds.................................    7              Principal Stockholders ...................   22
Business of Telmark.............................    7              Description of the Debentures..............  23
Selected Financial Data.........................   15              Description of the Interest
Management's Discussion & Analysis of Financial                      Reinvestment Option.....................   27
     Condition and Results of Operations........   15              Legal Matters.............................   28
Legal Proceedings...............................   18              Experts...................................   28
Directors and Management........................   19              Plan of Distribution......................   28
Executive Compensation..........................   21              Index to Financial Statements.............   30

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus.

                                   THE COMPANY

Telmark Inc. and its consolidated subsidiaries ("Telmark" or the "Company") is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. Telmark is indirectly owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1996 Co-op 100 Index produced by the National Cooperative Bank. Telmark is a direct wholly-owned subsidiary of Agway Holdings, Inc., a subsidiary of Agway.

     There are certain risks that should be carefully reviewed by an investor before deciding to purchase the Debentures. See "Risk Factors."

     NEITHER AGWAY NOR ANY OF ITS OTHER SUBSIDIARIES GUARANTEES THE PAYMENT OF INTEREST ON OR THE PRINCIPAL OF THE DEBENTURES. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LIQUIDITY AND CAPITAL RESOURCES."

Telmark operates throughout the continental United States. The Company's field representatives serve customers in 27 states including Alabama, Connecticut, Delaware, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia, and Wisconsin. Customers in other states are served through dealers of equipment distributed by selected farm equipment manufacturers.

The Company's principal executive office is located at 333 Butternut Drive, DeWitt, New York 13214 and its telephone number is (315)449-7935.

                                  THE OFFERING

Securities Offered . . . . . . . $22,000,000 principal amount of Debentures (the
                                  "Debentures") under the Indenture dated as of September 30, 1993 (the "Indenture"), between Telmark and OnBank & Trust Co. Manufacturers & Traders Trust Company assumed Trustee responsibilities pursuant to an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., Telmark and Manufacturers & Traders Trust Co. As of July 31, 1997, the Company had previously issued and outstanding $31,492,035 under the Indenture.

Form and Denomination..........  The Debentures  will  be  issued in registered form in minimum denominations as set forth in the table on the cover page of this Prospectus. The Company may, from time to time, change the minimum denominations offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in minimum denominations offered will not affect the minimum denominations of any Debentures theretofore issued. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly interest payments added to the principal of the Debenture. Debenture holders who elect the reinvestment option will receive a statement from the Company indicating the amounts added to the principal of the Debentures.

Maturity Date..................   Principal on the Debentures will be payable on
                                  the maturity  dates for each  Debenture as set
                                  forth in the table on the  cover  page of this
                                  Prospectus.  The  Company  may,  from  time to
                                  time,  change  the  maturity  date  offered by
                                  filing a supplement  with the  Securities  and
                                  Exchange     Commission.     The    applicable
                                  supplement,  if any,  will be attached to this
                                  Prospectus.   Any  change  in  maturity   date
                                  offered will not affect the maturity date of any Debentures theretofore issued.

                            THE OFFERING (CONTINUED)

Interest.......................  Interest on the 8.0%  Debentures  due March 31,
                                 2001, is payable at a rate per annum equal to the greater of: (1) the "stated rate" of 8.0% per annum; and, (2) the "Treasury Bill Rate" as defined below under "Description of Debentures - Interest."

                                 Interest on the 8.5% Debentures, due March 31, 2003, is payable at a rate per annum equal to the greater of: (1) the "stated rate" of 8.5% per annum; and (2) the "Treasury Bill Rate" as defined below under "Description of Debentures
                                 - Interest." The company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate offered will not affect the rate of interest on any Debentures theretofore issued.

Interest Payment Dates.........  Interest will be payable  quarterly  in arrears on January 1, April 1, July 1 and October 1 of each year and on the Maturity Date as set forth in the table on the cover page of this Prospectus. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly payments added to and increase the principal amount of the Debenture. See "Description of Debentures - Payments of Principal and Interest."

Optional Redemption............  Upon not less than 30 days written notice,  the
                                 Debentures are redeemable on a designated date (each such date, a "Redemption Date"), in whole or in part, at the option of the Company, at the principal amount thereof, together with accrued but unpaid interest thereon. See
                                 "Description of the Debentures - Redemption Provisions."

Ranking........................  The Debentures are  subordinated  to all Senior
                                 Debt (as defined herein) of the Company. Therefore, in the event of any distribution of assets of Telmark under any total liquidation or reorganization of Telmark, the holders of all Senior Debt shall be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. See "Description of the Debentures
                                 - Subordination Provisions."

Use of Proceeds................  The  Company  intends  to  ultimately  use  the entire net proceeds from this offering to purchase equipment and buildings for lease. Pending such application, the net proceeds may be used to (i) reduce outstanding borrowings, if any, under the Company's line of credit agreements or (ii) fund maturing Senior Debt. See "Use of Proceeds."

Settlement and Issue Date .....  Persons  interested  in  purchasing  Debentures should forward their completed application and a check (personal, cashiers or certified) or money order payable to the Company in an amount equal to the principal amount of the Debenture to be purchased. Applications are available at certain Company and Agway locations. Applications generally will be processed by the Company within five to ten days of the date of receipt by the Company, at which time they will be forwarded to the trustee to authenticate, who in turn will forward the Debenture to the applicant. The "Issue Date" is defined as the first day of the month in which the application and proceeds are received by the Company for such Debenture.

                                  RISK FACTORS

GENERAL PORTFOLIO RISK
The principal assets of the Company are its portfolio of outstanding leases and the residual value of equipment or other property under lease. Investment risks inherent in any leasing company include the possibility that lessees fail to make the payments required under a lease and that the equipment or property leased might be sold at lease expiration for less than the residual value anticipated at the initiation of the lease. The Company's leasing business may be affected by general economic conditions, including the level of inflation, fluctuations in general business conditions, and the availability of financing to the Company and its customers. The Company's business is dependent upon continued demand for leases as a financing vehicle and would be adversely affected by customer use of other finance methods in acquiring the use of equipment such as the election to purchase equipment.

CREDIT RISK. Bankruptcies, contract disputes, or defaults by lessees could result in the nonpayment of amounts due to the Company under its leases. The ultimate collectibility of amounts due under its leases is directly dependent upon the credit practices employed by Telmark and the creditworthiness of the individual leases comprising its portfolio. See "Business of Telmark - Credit Policies." Despite current credit practices and the existence of financial reserves to anticipate the potential impact of default or nonpayment of leases, there are other factors that could significantly impact the Company's lease collection experience and its earnings. These factors include changes in general economic conditions, government farm policy, adverse weather conditions and international commodities prices which are beyond the control of the Company. Some of these risks are related to Telmark's concentration of customers in particular segments of agriculture or specific geographic areas. Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 75% of its leases directly related to production agriculture. At June 30, 1997, approximately 49% of the Company's net lease investment was in the states of Michigan, New York, Ohio and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of its lease receivables. See "Risk Factors - Agricultural Economy."

RESIDUAL VALUE RISK. Residual values represent the estimated resale value of leased equipment or other leased property that the Company expects to derive as leases expire. Residual values of leased assets are estimated at the time that the leases are written. Realization of residual values depends on several factors not within the Company's control, such as the condition of the equipment, the cost of comparable new equipment and technological or economic obsolescence of the equipment. Telmark has generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. During the past nine years, the Company has collected more than its net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to the Company under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by the Company in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. Although there can be no assurance this experience will continue in the future, Company management monitors residual collections and anticipates this trend to continue. Failure to realize residual values could have a material adverse effect on the Company's earnings. See "Business of Telmark - Residual Value."

FINANCING
The ongoing availability of adequate financing to maintain the size of the Company's current lease portfolio and to permit lease portfolio growth is key to the Company's continuing profitability and stability. Telmark's principal sources of financing include banks, debt placements with private institutional investors, Debentures sold to the public, and lease backed asset securitization; at June 30, 1997, these financing sources provided approximately 53%, 32%, 8% and 7%, respectively, of the Company's outstanding debt. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts that are sufficient or on terms that are acceptable. The Company's inability to obtain adequate financing would have a material adverse effect on its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources."

INTEREST RATE RISK AFFECTING THE COMPANY
The Company endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of funds borrowed by the Company to finance its leasing business and could lower the value of the Company's outstanding leases in the secondary market. See "Management's Discussion and Analysis of Financial Condition and

Results of Operations - Liquidity and Capital Resources." In addition, higher interest rates, inasmuch as they would increase the cost of funds borrowed by the Company for financing its leases, would also increase the cost of leases to potential lessees and could decrease the demand for the Company's leases.

SUBORDINATION
The Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt (as defined herein) of the Company. Therefore, in the event of bankruptcy, liquidation or reorganization of the Company, its assets will be available to pay obligations of the Debentures only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. As of July 31, 1997, Senior Debt of $344,036,110 was outstanding. See "Description of the Debentures - Subordination Provisions."

LIMITED PROTECTIONS IN CONNECTION WITH CERTAIN TRANSACTIONS
In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. See "Description of Debentures - General" and "Description of Debentures - Subordination Provisions."

NO UNDERWRITING
The offering of the Debentures is not being underwritten. Accordingly, no underwriter, such as an investment bank, has undertaken a review of the corporate records of the Company, evaluated its financial conditions, or evaluated the terms of the Debentures and this offering, including the Company's ability to meet its payment obligations on the Debentures. See "Plan of Distribution."

CONTROL OF THE COMPANY
Agway owns all of the voting stock of the Company through subsidiaries. This ownership permits Agway to control all corporate actions of the Company (including the payment of dividends by the Company to Agway) and could result in the Company taking actions that would adversely affect its ability to make payments of principal or interest on the Debentures. See "Principal Stockholder," "Directors and Management," and "Executive Compensation."

AGRICULTURAL ECONOMY
The financial condition of the Company is indirectly affected by factors influencing the agricultural economy, since these factors impact the demand for equipment leased by the Company and the ability of its customers to make payments on leases. These factors include: (i) changes in the level of government expenditures on farm programs and the elimination of the acreage reduction programs could adversely affect the level of income of customers of the Company; (ii) adverse weather-related conditions that negatively impact the agricultural productivity and income of customers of the Company; and (iii) oversupply of, or reduced demand for, agricultural commodities produced by customers of the Company. To the extent that these factors adversely affect the customers of the Company, the financial condition of the Company and the ability of the Company to make payments on the Debentures could be adversely affected. See "Business of Telmark - Agricultural Economy."

LACK OF GUARANTEE
Although Agway owns all of the common stock of the Company through subsidiaries, neither Agway nor any of its subsidiaries guarantees the payment of interest on or the principal of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

ABSENCE OF PUBLIC MARKET, REDEMPTION AND MARKET RISK
There is no market for the Debentures and there is no intent on the part of the Company to create or encourage a trading mechanism for these Debentures. The Company does not intend to apply for listing of the Debentures on any securities exchange. The secondary market for, and the market value of, the Debentures will be affected by a number of factors independent of the creditworthiness of Telmark, including the level and direction of interest rates, the remaining period to maturity of the Debentures, Telmark's right to redeem the Debentures, the aggregate principal amount of the Debentures and the availability of comparable investments. In addition, the market value of the Debentures may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and Telmark specifically.

There is no assurance that: (1) a secondary market value of the Debentures will develop, (2) any secondary market will continue, (3) the price at which an investor can sell the Debentures will enable the investor to realize a desired yield on that investment, or (4) in the event of redemption the investor will be able to reinvest the proceeds in comparable securities at an effective interest rate as high as that of the Debentures. The market value of the Debentures is likely to fluctuate; such fluctuations may be significant and could result in significant losses to investors. Debenture holders should rely solely on the Company's ability to repay principal at maturity of the offered Debentures as the source for liquidity in this investment.

COMPETITION
The Company competes with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and as a consequence are able to compete on a long-term basis within the market segment that the Company serves. The Company believes its leasing products and services will effectively serve its intended markets in the foreseeable future and that existing competition, while formidable, will not impair prospects for growth. See "Business of Telmark - Competition."

                                 USE OF PROCEEDS

There is no assurance that all or any of the Debentures will be sold and the Company has no minimum amount of Debentures which must be sold as a condition to the sale of the Debentures. The net proceeds of the sale of the offered securities will be no greater than $22,000,000. The Company will use net proceeds to purchase equipment and buildings for lease. Pending such application, the net proceeds may be used to (i) reduce outstanding borrowings, if any, under the Company's line of credit agreements, or (ii) fund maturing Senior Debt. The Company intends to ultimately use the entire net proceeds of the sale of the offered securities to purchase equipment and buildings for lease. See "Notes to Financial Statements - Note 5" with respect to the outstanding indebtedness of the Company.

                               BUSINESS OF TELMARK

Telmark was organized in 1964 under the Business Corporation Law of the State of New York. It is a wholly-owned subsidiary of Agway Holdings, Inc. which is an indirect wholly-owned subsidiary of Agway. Telmark currently employs 195 persons.

The Company's operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace (herein, "customers" or "lessees"). The Company's leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings. Telmark has branded its leasing service with the registered trademark, Agrilease(R). It also uses TFS(SM) to identify its services through dealers of selected manufacturer products. The Company highlights its service-oriented approach, using the tagline "The Flexible Financing Alternative(SM)" in its advertisements and product brochures. Telmark offers a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows and customer credit quality and the customer's individual preferences.

With a direct finance lease the customers have use of the leased property over a specified term for a periodic rental charge: the lease payment. Lease payments are made in advance of the period and typically the equivalent of two monthly payments are required in advance at the outset of the lease. Most direct finance leases offered are for a period which does not exceed the Company's estimate of the useful life (based on Telmark's estimate of customers use) of the equipment or the building leased. Equipment leases generally do not exceed eight years. Building leases are typically offered for longer terms (e.g., 5 to 10 years) than for equipment leases, up to maximum terms of 15 years. As of June 30, 1997, the Company's outstanding leases had an average original term of approximately 5 years and average remaining term of less than 4 years.

Generally, the lessee selects the supplier of the equipment or other property to be leased and the Company is not responsible for its suitability, performance, life, or any other characteristics. In some cases, the financing is offered to the ultimate customer through a dealer of a selected manufacturer. The Company's primary responsibility is to buy the property from the supplier, lease it to the lessee, and collect the lease payments, although in certain circumstances it has agreed to indemnify lessees in the event that certain unintended and adverse tax consequences to such lessee arise in connection with the relevant lease. While Telmark's liability, if any, under such arrangements cannot be predicted with any certainty, it views the likelihood of such liability as remote and believes that the net effect of such liability, if any, would be immaterial. The lessee assumes all obligations of insurance, repairs, maintenance, service, and property taxes. At the expiration of the direct finance lease term, the lessee has an option to (i) purchase the leased property, (ii) renew the lease, or (iii) return the leased property to the Company. In 95% of the Company's lease transactions, the lessee purchases the leased property or equipment upon termination of the lease.

The Company realizes most of its net earnings (profits) to the extent that revenues from its leases exceeds the Company's operating expenses and income taxes. The Company's "revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property. "Operating expenses" include interest expense, provision for credit losses (the dollar amount the Company sets aside to cover its estimated losses should a lessee fail to make required payments under a lease), and selling and general and administrative expenses including the Company's payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services. "Interest expense" is the single largest operating cost of the Company and is primarily the interest it must pay on the amounts borrowed by the Company from banks and other investors to finance its leases. An example of how a direct finance lease transaction generates profits for the Company is set forth below.

A potential customer determines that he needs to acquire a machine to harvest his corn. He selects a harvester and enters into a lease with Telmark for that particular machine. Telmark purchases the harvester using funds it borrows or with available cash on hand. Under terms of the lease, the customer agrees to make lease payments to Telmark. At the end of the lease term, the customer may
(i) purchase the harvester from Telmark for its fair market value, (ii) extend the lease on terms agreed to by Telmark, or (iii) return the harvester to Telmark. Telmark makes a profit on the lease to the extent that the sum of the lease payments collected during the lease term plus the proceeds from the sale or re-lease of the equipment after the initial lease term exceeds the cost of the equipment and other operating expenses.

The Company occasionally sells portions of its "net lease receivables" to provide an additional source of capital for the Company, and such sales may also produce net earnings for the Company. The net lease receivable with respect to a lease equals the sum of payments due to the Company under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by the Company in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. During the fiscal years ended June 30, 1994, 1993, and 1992, Telmark sold $5.5 million, $10.7 million, and $21.4 million respectively, of certain net lease receivables. The Company did not sell any lease receivables in 1995, 1996, or 1997. Under the terms of these sales, in the event the purchasers do not receive payment when due with respect to the receivables purchased, the purchaser has the right to seek recovery of such unpaid amounts from the Company up to an amount equal to a maximum of 7.5% of the proceeds from such sales. The lease receivables sold are not included in the Company's financial statements except to the extent of proceeds realized from their sale. The Company, however, does include the outstanding balances of these lease receivables in the term "Leases" discussed below for statistical purposes. The Company continues to service the leases relating to such lease receivables on behalf of the purchasers. As of June 30, 1997, the remaining balances on net lease receivables sold approximated $1.9 million. See "Business of Telmark - Portfolio Mix" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

PORTFOLIO MIX
Telmark finances agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules, the Company has a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origination. Such diversification helps mitigate adverse circumstances affecting particular industry, geographic and other segments of the Company's business, to the extent that such circumstances do not adversely affect the entire business of the Company.

"Leases" in the Company's portfolio are defined by the Company for the following statistical purposes as amounts due to it by lessees under all of the Company's outstanding leases (known as "gross lease receivables") and includes leases sold (the collection of which is administered by the Company) and excludes imputed unearned interest and finance charges. As of June 30, 1997, Telmark had approximately $463.0 million of Leases outstanding.

Equipment which the Company leases includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. Approximately 10% of the equipment leases are for used equipment. The percentage of leases by equipment type has generally remained constant and the Company does not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of its leases, the Company has not been adversely affected by, and does not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:


                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  June 30, 1997
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Equipment Type                                                                %
--------------                                                                --
Farm equipment, machinery and tractors....................................   39%
Highway vehicles..........................................................   15%
Buildings.................................................................   25%
Forestry related equipment................................................   12%
Other less than 5% of total...............................................    9%
                                                                            ----
      Total...............................................................  100%
                                                                            ====
Telmark maintains a large customer base which includes over 18,000 customers. The minimum purchase price of equipment which the Company finances is $1,500. Approximately 30% of the Company's customers hold more than one lease with the Company. In order to limit its credit exposure to particular customers, Telmark's Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of the Company's outstanding Leases, except for Agway and affiliates. Currently, no customer accounts for more than 1.0% of the dollar amount of the Company's outstanding Leases. Telmark's average lease size at origination is approximately $25,000. The breakdown of leases by size is as follows:

                           SCHEDULE OF LEASES BY SIZE
--------------------------------------------------------------------------------
 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 1997
--------------------------------------------------------------------------------

                                   Dollars
Original Size Transaction       (In Millions)         %
----------------------------    -------------       ----
Under $7,500                     $    9.0             4%
$ 7,500 - $24,999                    58.0            26%
$25,000 - $49,999                    46.8            21%
$50,000 - $99,999                    49.0            22%
$100,000 - $249,999                  38.0            17%
$250,000 & Over                      22.3            10%
                                   ------           ----
     Total                       $  223.1           100%
                                 ========           ====

The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, the diversity of enterprises served by the Company helps keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations.
The breakdown of leases by industry is as follows:

                               SCHEDULE OF LEASES
                                   BY INDUSTRY
--------------------------------------------------------------------------------
                                  June 30, 1997
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Industry                                                                      %
--------                                                                    ----
Dairy....................................................................... 19%
Crops....................................................................... 21%
Forestry.................................................................... 15%
Livestock................................................................... 14%
Transportation..............................................................  9%
Other less than 5% of total................................................. 22%
                                                                            ----
      Total.................................................................100%
                                                                            ====

The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.

At June 30, 1997, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 49% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, the Company's business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 28% in 1997. The Company's continued expansion into new geographic markets mitigates the potential adverse effect on the Company of circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

PORTFOLIO MIX (CONTINUED)
                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 1997
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

State                                                                         %
-----                                                                      -----

New York...................................................................  16%
Pennsylvania...............................................................  12%
Michigan...................................................................  11%
Ohio.......................................................................   9%
Virginia...................................................................   5%
Illinois...................................................................   5%
Maryland...................................................................   4%
Delaware...................................................................   4%
Indiana....................................................................   4%
Wisconsin..................................................................   4%
Kentucky...................................................................   3%
North Carolina.............................................................   3%
West Virginia..............................................................   3%
All Others less than 3%....................................................  17%
                                                                           -----
      Total................................................................ 100%
                                                                           =====
CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after a Telmark field representative completes a financial application. The Telmark representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist the Telmark representative in providing a comprehensive evaluation of the lease application.

The credit search usually begins with electronic credit bureau systems such as TRW, Inc. and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. Telmark retains title to the equipment or building leased. In addition, Telmark often obtains a second lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. In the event of a default on the lease, the second lien entitles Telmark to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than Telmark. Thus, Telmark looks first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. Generally amounts up to $200,000 require approval from one of six Regional Credit Managers. Amounts over $200,000 are approved by the Director of Credit, in specific cases the Director of Credit can approve applications up to $1,000,000. The Board of Directors must approve all applications over the Director of Credit's authority.

Telmark maintains monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 1997, non-earning leases were
 .6% of the Company's net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by the ability of the Company to repossess leased property and to foreclose on other property in which the Company has been granted a security interest. See "Business of Telmark - Portfolio Mix."

Leases may be amended by Telmark and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.

The Company maintains financial reserves (provision for credit losses) to cover losses in its existing lease portfolio from default or nonpayment. Telmark's provision for credit losses is determined by a periodic evaluation of the lease portfolio, including analysis of delinquent accounts, current economic conditions, estimated residual values and credit worthiness of customers. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
The Company generally estimates the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. Telmark has generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. During the past nine years, the Company has collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to the Company under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by the Company in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to the Company's ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in over 95% of the Company's transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

INSURANCE COVERAGE
Under a Company lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. The Company may be exposed to liability from claims by lessees and third parties including claims due to the lessees' use of the property or defects in the property. However, in general direct finance lessors such as the Company have not been held liable for such claims. In addition, the leases provide the Company protection against such liability claims. Under the terms of each lease the Company disclaims such liability and the customer agrees to indemnify the Company for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. The Company requires the customer to provide insurance coverage naming the Company as an additional insured in certain circumstances and has insurance coverage for most liability claims against it through insurance policies purchased by Agway.

AGRICULTURAL ECONOMY
The Company is indirectly affected by factors that affect the agricultural economy in which its customers operate. These factors include (i) governmental agricultural programs, (ii) weather conditions, and (iii) supply and demand conditions with respect to agricultural commodities. These factors may affect the economic vitality of the Company's customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.

Government Subsidies. In the 1990's, federal budgetary constraints have resulted in decreased government spending programs, including the farm subsidies and programs participated in by certain Telmark customers. Government program changes that may affect the Company include elimination of price supports and acreage reduction programs. Price support programs included the establishment of minimum prices for certain commodities as well as the purchase by the Government of excess supplies of such commodities. Under the recently enacted Federal Agricultural Improvement and Reform (FAIR) Act, farmers of crops covered under previous programs can utilize "contract acreage" the way they choose as opposed to having the use dictated by a government subsidy program. This will require the farmer to have marketing management skills that capitalize on the free market approach, and could yield both a greater profit potential and greater risk.

Generally, FAIR is expected to improve the U.S. farm outlook by providing crop farmers with more control over their growing plans and provides more opportunity in the world market based on market demand. Over seven years, farmers will adjust from past government programs through declining market transition payments. The dairy portion of FAIR reduces subsidies over four years to avoid a sudden drop-out of dairy farms and give businesses time to adjust over four years. Farmers will need to develop management and marketing skills to control their marketplace.

All the new FAIR programs increase the profit and the risk potential of participating farmers and the existence and magnitude of these programs may influence those farmers' decisions to lease equipment and the ability of those farmer customers to continue to make payments on their Telmark leases.

The overall impact of these programs on Telmark is uncertain. The availability of these programs varies widely by crop, commodity and geographic region as does the level of benefits received by a particular farmer. In addition, elimination of programs, such as acreage reduction programs, may increase demand for equipment leased by Telmark to the extent that such changes result in farmers increasing their production of certain crops.

Weather. Adverse weather conditions can have varying effect on the customers of the Company depending on the region experiencing such conditions. When adverse conditions occur in the region served by the Company, the effect can be negative as was the case in 1992 when many parts of the Northeast, the Company's primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to the customers of the Company. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by Telmark customers. Inclement weather can also benefit Telmark's food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by customers of the Company can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), and technological changes which increase farmer productivity (e.g., the growth hormone BST which increases milk production in cows). The income of the customers of the Company is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of the customers of the Company to the benefit of the Company. Conversely, any of the above factors which decrease demand may decrease such income to the detriment of the Company.

Historically, Telmark customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by Telmark customers may also influence the demand for products of Telmark's customers. For example, economic recessions in Europe and Japan have contributed to soft foreign demand for U. S. agricultural products, as has the transition to market economies in Eastern Europe, the republics of the former Soviet Union, and China. This softened demand has been offset by Government export support programs. A discontinuation of these export support programs may result in a surplus of certain commodities due to reduced exports which may reduce the demand and price of products produced by customers of Telmark.

Telmark customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may impact indirectly demand for Telmark's customers' products. The impact of these agreements on Telmark's customers is unclear. To the extent that these agreement's result in an increase in competing imports or greater domestic supply, Telmark's customers and thus Telmark may be adversely affected. However, to the extent these agreements increase demand for commodities of the type produced by Telmark's customers, Telmark and its customers may be beneficially affected.

MARKETING AND SALES
Telmark uses both direct mail and advertising campaigns routed through its parent publications and other agricultural publications as a means of promoting its leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.

Much of Telmark's business comes from referrals to Telmark by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by Telmark for the equipment, vehicles or buildings which are then "acquired" by the customer. Using the identification TFS(SM), the Company provides financing through the dealers of selected manufacturers of equipment. In the cases where financing is through manufacturer sponsored financing programs, the dealer rather than a Telmark field representative completes a credit application.

FACILITIES
The Company leases all of the office space it uses from Agway. Telmark does not own any of the real property it uses for office facilities.

COMPETITION
The Company's main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than the Company and as a consequence are able to obtain funds on terms more favorable than those available to the Company. The Company's strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than the Company can. Similarly, commercial banks may be able to raise funds more cheaply than the Company through their offering of Federal Deposit Insurance Corporation insured deposit accounts.

Other  leasing   companies   competing  with  the  Company   include   equipment
manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. Telmark competes with its competitors by focusing on agricultural equipment financing, service to its customers, and tailoring its portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.

                             SELECTED FINANCIAL DATA

The following "Selected Financial Data" of the Company have been derived from financial statements audited by Coopers & Lybrand L.L.P., whose reports for the periods ended or as of June 30, 1997, 1996 and 1995 are included elsewhere in this Prospectus, and should be read in conjunction with the full financial statements of the Company and Notes thereto included elsewhere herein.

                                                         (Thousands of Dollars)
                                         ----------------------------------------------------
                                                        Years Ended June 30,
                                         ----------------------------------------------------
                                            1997       1996       1995       1994       1993
                                            ----       ----       ----       ----       ----

Total revenues .......................   $ 56,943   $ 48,627   $ 41,942   $ 34,642   $ 34,158

Income before income taxes ...........   $ 13,003   $ 11,502   $  9,272   $  8,485   $  9,920

Provision for income taxes ...........   $  5,112   $  4,745   $  4,240   $  4,126   $  4,481

Net income ...........................   $  7,892   $  6,757   $  5,032   $  4,359   $  5,439

Leases and notes, net ................   $445,770   $374,561   $333,091   $277,058   $231,577

Total Assets .........................   $470,193   $398,198   $358,634   $300,093   $249,085

Senior Debt ..........................   $339,482   $273,000   $255,467   $215,489   $170,400

Debentures (1) .......................   $ 31,044   $ 24,258   $  8,174   $  3,712   $      0

Stockholder's Equity .................   $ 86,406   $ 78,514   $ 44,758   $ 40,043   $ 36,908

Ratio of earnings to fixed charges (2)        1.5        1.6        1.5        1.6        1.7

Ratio of Senior Debt to equity (3) ...        4.3        3.8        3.7        3.6        3.1

(1) In January 1994 the Company commenced a public offering of Subordinated Debentures. See Note 5 of the Notes to Financial Statements.
(2) For purposes of this ratio, earnings represents operating income before (i) income taxes, (ii) interest charges, and (iii) rental expense. Fixed charges include interest on all senior and subordinated debt.
(3) Under a support agreement and Senior Debt agreements, subordinated debt payable to Agway Holdings, Inc. is included in the definition of equity for purposes of this ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1997 COMPARED TO 1996. Telmark's net income increased by $1.1 million (16.8%) from $6.8 million in 1996 to $7.9 million in 1997. The increase is principally due to a larger outstanding portfolio during the year.

Revenue is recognized over the term of the leases. Increases in the lease portfolio from new booked volume of $223.1 million in 1997 and $175.0 million in 1996 were in excess of lease reductions from collection and net bad debt expense which totaled $151.9 million and $133.5 million in 1997 and 1996, respectively. The increase in new booked volume in excess of collections and bad debt provisions has the effect of increasing total revenues. Total revenues of $56.9 million in 1997 increased by $8.3 million (17.1%) as compared to $48.6 million in 1996. The increase is attributable in part to $71.2 million (19.0%) increase in net leases and notes during 1997 as compared to 1996. Interest and finance charges, as a percentage of average net leases and notes, increased slightly from 12.9% in 1996 to 13.0% in 1997. During the same period, the average cost of interest paid on debt remained unchanged at 7.5%.

Selling, general, and administrative expenses of $12.5 million in 1997 increased by $2.7 million (27.4%) compared to $9.8 million in 1996. Those increases were primarily the result of additional people, incentives paid relating to the additional new business booked, and advertising. Other administrative expenses remained low due to tight expense control. While the average cost of interest paid on debt remained unchanged, interest expense of $23.5 million in 1997 increased by $3.2 million (15.7%) compared to $20.3 million in 1996, due to increased borrowings required to finance the growth of the lease portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

The provision for credit losses of $7.9 million in 1997 increased $0.9 million (13.5%) compared to $7 million in 1996. This increase is based on the Company's analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is determined by a periodic review of the lease portfolio, including analysis of delinquent accounts, current economic conditions, estimated residual values, and credit worthiness of customers. Reserves are established at a level sufficient to cover all estimated losses in the portfolio. The basis for the amount is a comprehensive review of all large and non-earning accounts and a quantitative and qualitative review of the entire portfolio based on prior experience. During 1996 and 1997, the general economy remained strong and the total value of non-earning accounts was reduced from $2.9 million in 1996 to $2.7 million in 1997. However, management believes that it was prudent to increase the level of reserve to approximately $24.0 million because of the increase in the size of the overall lease portfolio over the prior year. Accordingly, the provision for credit losses increased.

FISCAL 1996 COMPARED TO 1995. Telmark's net income for 1996 increased by $1.7 million (34.3%) from 1995 to $6.8 million. The increase is due to a larger outstanding portfolio during the year and a somewhat higher margin on the portfolio.

Revenue is recognized over the term of the leases. Increases in the lease portfolio from new booked volume of $175.0 million in 1996 and $170.5 million in 1995, in excess of lease reductions from collection, sale of leases, and net bad debt expense totaling $134 million and $114 million in 1996 and 1995 respectively, have the effect of increasing total revenues. Total revenues in 1996 increased by $6.7 million (15.9%) over 1995, attributable in part to the $41 million (12.4%) increase in net leases during fiscal 1996. Interest and finance charges, as a percentage of the notes and leases, increased slightly from 12.7% in fiscal 1995 to 12.9% in 1996. During the same period, the average cost of interest paid on debt remained unchanged at 7.5%.

Selling, general and administrative expenses increased by $1.6 million (20.0%) to $9.8 million from $8.2 million the previous year. Those increases were primarily the result of additional people, incentives paid relating to the additional new business booked, and advertising. Other administrative expenses remained low due to tight expense control. For fiscal 1996, interest expense increased by $2.6 million (14.9%) to $20.3 million due to increased borrowings required to finance the growth of the lease portfolio while the average cost of interest paid on debt remained unchanged.

The provision for credit losses increased 2.8% to $7.0 million and is based on the Company's analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is determined by a periodic review of the lease portfolio, including analysis of delinquent accounts, current economic conditions, estimated residual values and credit worthiness of customers. Reserves are established at a level sufficient to cover all estimated losses in the portfolio. The basis for the amount is a comprehensive review of all large and non-earning accounts, and a quantitative and qualitative review of the entire portfolio based on prior experience. In 1995, Telmark implemented an aggressive write off policy which resulted in a decrease in the total of non-earning accounts to $3.8 million. During 1996, the general economy remained strong and the total of non-earning accounts was further reduced to $2.9 million. However, management believes that it was prudent to increase the level of reserve to approximately $19.8 million because of the increase in the size of the overall lease portfolio over the prior year. Accordingly, the provision for credit losses increased.

LIQUIDITY AND CAPITAL RESOURCES
The ongoing availability of adequate financing to maintain the size of the Company's current lease portfolio and to permit lease portfolio growth is key to the Company's continuing profitability and stability. The Company has principally financed its operations, including the growth of its lease portfolio, through borrowings under its lines of credit, private placements of debt with institutional investors and other term debt, lease backed asset securitization, principal collections on leases and cash provided from operations. Total assets have grown an average rate of 17% over the past thirteen years. This growth has been financed through growth in retained earnings and additional paid in capital from Agway, in addition to debt financing. At June 30, 1997, the ratio of Senior Debt to equity is at 4.3, compared to 3.8 for fiscal 1996. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts or on terms that are acceptable. The Company's inability to obtain adequate financing would have a material adverse effect on its operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Cash flows from operating activities for 1997 of $15.2 million and cash flows from financing activities of $64.5 million were used to fund the net lease receivable growth.

In 1996, cash flows from operations of $12.6 million and cash provided from debt financing of $35.7 million were used to fund the net lease receivable growth. Repayment of $27 million of subordinated debt to Agway Holdings, Inc. ("Holdings") and receipt of $27 million of paid in capital from Holdings were included in cash flow from financing activities.

The following paragraphs summarize the terms of the Company's existing debt agreements and instruments which the Company believes may be material to investors. These summaries do not purport to be complete, are subject to the detailed provisions of those documents, and are qualified in their entirety by reference to the agreements and instruments filed as exhibits to the registration statement of which this Prospectus is a part.

Line of Credit and Term Debt Agreements
As of June 30, 1997, the Company had two separate credit facilities available from banks which allow the Company to borrow up to an aggregate of $204,000,000. An uncommitted short-term line of credit agreement permits the Company to borrow up to $4,000,000 on an unsecured basis with interest paid upon maturity. The line bears interest at money market variable rates. A committed $200,000,000 partially collateralized (see "Investment in Bank Stock") revolving term loan facility permits the Company to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 1997 under the short-term line of credit and the revolving term loan facility was $4,000,000 and $190,900,000, respectively.

Telmark borrows under its short-term line of credit agreement and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $4,000,000 line of credit has been renewed through December 1997. The $200,000,000 revolving term agreement loan facility is available through February 1, 1998. The Company believes it has sufficient lines of credit in place to meet interim funding needs.

Senior Debt
At June 30, 1997, the Company had balances outstanding on eleven unsecured senior note private placements totaling $119,722,223. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to one another and each contain financial covenants, the most restrictive of which prohibit (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway Holdings, Inc.), from being less than $70,000,000, (ii) the ratio of total liabilities less subordinated notes payable to Agway Holdings, Inc. to shareholder's equity plus subordinated notes payable to Agway Holdings, Inc. from exceeding 5:1, (iii) the ratio of earnings available for fixed charges from being less than 1.25:1, and (iv) dividend distributions and restricted investments (as defined) made after December 31, 1996 are prohibited to the extent they exceed 75% of consolidated net income for the period beginning on January 1, 1997 through the date of determination, inclusive.

Telmark plans to continue using banks, debt placements with private institutional investors, and Subordinated Debentures as its principal sources of financing. In addition, the Company may sell a portion of its "net lease receivables" to provide additional capital.

Subordinated Debentures
At July 31, 1997, the Company had an aggregate principal amount of $31,492,033 of debentures issued and outstanding under the Indenture. These debentures are unsecured and are subordinated to all Senior Debt of the Company. Of the total outstanding, $4,723,248 bear interest at a rate of 6% per annum, and are due December 31, 1997; $6,298,312 bear interest at the rate of 8.25% per annum and are due March 31, 2000; $3,502,505 bear interest at the rate of 8.25% per annum and are due March 31, 1998; $6,759,383 bear interest at the rate of 8.50% per annum and are due March 31, 2000; $3,018,223 bear interest at the rate of 8.00% per annum and are due March 31, 2000; and $2,846,445 bear interest at the rate of 7.75% and are due March 31, 1998; $1,156,872 bear interest at the rate of 7.25% per annum and are due March 31, 2000; and $3,187,045 bear interest rate at the rate of 7.5% per annum and are due March 31, 2002.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Lease Sales
The Company has entered into lease sale transactions with banks over the years, four of which have remaining balances as of June 30, 1997. The Company sold approximately $10.6 million in lease receivables in September 1991, $10.8 million in June 1992, $10.7 million in June 1993, and $5.5 million in February 1994. The outstanding balance of receivables sold was $1.9 million as of June 30, 1997. See "Business of Telmark."

The Company is restricted under its private placement debt note agreements from selling leases in an amount (i) greater than 10% of the previous year end total assets or (ii) in excess of the sum of 35% of leases originated during and after May 1992. Currently, the Company's maximum cumulative percentage of sold leases under its oldest note agreement is 17.4%.

Securitization
The Company through a special purpose subsidiary, financed 1,165 leases in a securitization transaction. Collateralized notes of approximately $25.9 million were sold to insurance companies in May 1997. The notes are collateralized by the leases and are due in monthly installments payable through December 2004. Amortization of the notes corresponds with the life of the leases which collateralized payment of the notes. As of June 30, 1997, the remaining balance of the collateralized notes was approximately $24.8 million.

Investment in Bank Stock
In accordance with the Federal Farm Credit Act, the Company, as a condition of its borrowings (lines of credit both short-term and long term debt) from CoBank, ACB (the "Bank") is required to invest in the capital stock of the Bank. The initial statutory minimum amount of capital investment required for borrowers is two percent of the aggregate loan funds advanced or one thousand dollars, whichever is less. As of June 30, 1997, the Company holds $10,807,417 of capital stock of the Bank. The Bank has a first lien on this capital stock as collateral for the repayment of the Company's loan and the Company does not have access to these funds. There is no market for the Bank's stock.

Federal regulations concerning capitalization, bylaws, and the issuance and retirement of Bank stock provide that stock issued on or after October 6, 1988 must qualify as at-risk capital of the Bank. All of the Company's investment in capital stock represents at-risk capital of the Bank. The retirement of at-risk capital must be solely at the discretion of the Bank's board of directors and not upon a date certain or upon the happening of any event, such as the repayment of the related loan. In addition, the Bank is prohibited from reducing its capital by retiring stock (other than protected stock), if after or due to such retirement, the institution would not meet its at-risk capital standard set by federal regulations.

The boards of directors of the Bank generally may authorize the payment of patronage refunds as provided for in its bylaws. Such payment of dividends and/or distribution of earnings are also subject to federal regulations that establish minimum at-risk capital standards for the Bank.

                                LEGAL PROCEEDINGS

The Company is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its operations, financial condition, or liquidity.

                            DIRECTORS AND MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT MEMBERS OF MANAGEMENT OF THE REGISTRANT

The Directors of the Company determine Company policy and are elected by the stockholder at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. The following table sets forth certain information regarding the Company's Directors, executive officers and significant members of management:


                                                           Years served    Year Became     Term
         Name                 Age  Position                as Officer      a Director    Expires
         ----                 ---  --------               ------------    -----------   ----------
Peter J. O'Neill              50   Treasurer,
                                   Chairman of the
                                   Board and Director           3              1995      July, 1998
Gary K. Van Slyke             54   Director                                    1996      July, 1998
Stanley A. Weeks              59   Director                                    1995      July, 1998
Christian F. Wolff, Jr        72   Director                                    1995      July, 1998
Samuel F. Minor               59   Director                                    1989      July, 1998
William W. Young              44   Director                                    1992      July, 1998
Daniel J. Edinger             46   President and Director        9             1988      July, 1998
Herbert E. Gerhart            52   Secretary and                20
                                   Financial Manager
Raymond G. Fuller             46   Director of Customer          3
                                   Operations
Richard A. Kalin              48   Controller                    3
George F. Lott                53   Director of Manufacturer      3
                                   Programs
Kipp R. Weaver                47   Director of Credit            3


The Board of Directors, except for Messrs. O'Neill, Edinger, and Weeks, are paid an annual retainer fee of $1,000 for their services on the Telmark Board. The executive officers and significant members of management of the Company provide operating control to carry out the policies established by the Board of Directors and serve at the discretion of the Board with no guarantee of employment. Telmark is organized with nine functional managers and six region managers reporting to the President, Daniel J. Edinger. The nine functional managers who directly report include the Director of Manufacturer Programs, Director of Marketing, the Director of Credit, Director of Customer Operations, Planning and Product Manager, Director of Customer Operations, Director of Human Resources, Financial Manager, and the Controller. More detailed biographies of each person listed above, except for those who have been a director or officer for more than 5 years, are set forth below.

PETER J. O'NEILL - Mr. O'Neill has been employed by Agway for more than five years. He was elected Senior Vice President, Finance and Control in 1992.

GARY K. VAN SLYKE - Mr. Van Slyke is a member of the Agway Board of Directors. He has been engaged in full- time farming for more than five years.

STANLEY A. WEEKS - Mr. Weeks has been employed by Agway for more than five years as Director of Farm Systems Research and Applied Technology from January 1990 through December 1994, and as Director Research Farm Operations since January 1995.

CHRISTIAN F. WOLFF, JR. - Mr. Wolff is a member of the Agway Board of Directors. He has been engaged in full-time farming for more than five years.

RAYMOND G. FULLER - Mr. Fuller was Collection Manager from 1985 to 1997, and was named Director of Customer Operations in September 1996.

RICHARD A. KALIN - Mr. Kalin was named Controller in July 1995. He served as Accounting Manager for the prior three years.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT MEMBERS OF MANAGEMENT OF THE REGISTRANT (CONTINUED)

GEORGE F. LOTT - Mr. Lott was named Director of Manufacturer Programs in 1994. He served as Planning and Marketing Manager for the prior two years.

KIPP R. WEAVER - Mr. Weaver was named Director of Credit in May 1995. During the prior three years he was employed as an officer of the Farm Credit Bank of Baltimore.
                                       20

                             EXECUTIVE COMPENSATION

Employees of Telmark are eligible to participate in Agway Inc.'s benefits and compensation plans. The following table sets forth information regarding annual and long-term compensation for services in all capacities to the Company for the fiscal years ended June 1997, 1996, and 1995, of the chief executive officer and any of the other four most highly compensated executive officers of the Company (other than the CEO) who were serving in such capacity at June 30,1997 and was compensated over $100,000. In accordance with the rules on executive officer compensation adopted by the Securities and Exchange Commission, compensation information is not provided for any executive officers of the Company receiving aggregate total compensation of less than $100,000.

                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

                             ANNUAL COMPENSATION    ALL OTHER
NAME AND                     -------------------   COMPENSATION
PRINCIPAL POSITION    YEAR   SALARY     BONUS(2)       (3)
---------------------------------------------------------------
Daniel J. Edinger .   1997   $130,619   $ 52,801   $  2,807
 President ........   1996    120,016     90,000      2,513
                      1995     96,798      - 0 -        862


Kipp R. Weaver ....   1997   $ 82,394   $ 28,838   $    704
 Director of Credit   1996     81,198     16,479      6,787
                      1995      5,231      - 0 -          4

--------


     (1) Total compensation (defined as base salary or wages, overtime and bonus or incentive compensation) is used in determining the average annual compensation pursuant to the Agway Inc. Retirement Plan. This amount includes all deferred amounts under the Agway Inc. Employees' Thrift Investment Plan and the Agway Inc. Employee's Benefits Equalization Plan.

     (2) Members of the Agway Inc. chief executive officer's staff and other executives designated by the Agway Inc. chief executive officer are eligible for participation in the Agway Inc. management incentive policy. Within Telmark, the President qualified for this program. A bonus may be paid to each eligible executive contingent upon each individual's performance as determined by the President and CEO of Agway Inc., Telmark's net margin, and other performance factors. Bonuses for other Telmark executive officers may be paid to each eligible executive contingent upon each individual's performance as determined by the President of Telmark, Telmark's net margin and other performance factors. Bonuses are reflected in the fiscal year earned regardless of payment date.

     (3) Amounts shown include contributions made by the Company to the Agway Inc. Employees' Thrift Investment Plan and the Agway Inc. Employees' Benefits Equalization Plan.

      The Employees Retirement Plan of Agway Inc. (the "Retirement Plan") is a non-contributory defined benefit plan covering nearly all employees. The Retirement Plan provides for retirement benefits, at a normal retirement age of 65, based upon average annual compensation received during the highest 60 consecutive months in the last 10 years of service and credited years of service. Optional earlier retirement and other benefits are also provided. The Retirement Plan pays a monthly retirement benefit based on the greater amount calculated under two formulas. The benefit amount under one formula is subject to an offset for Social Security benefits.

The following table shows estimated annual benefits payable upon retirement based on certain average remuneration levels and years-of-service classifications. The table was developed assuming a normal retirement at age 65.

                               PENSION PLAN TABLE

                            YEARS OF CREDITED SERVICE

--------------------------------------------------------------------------------
      REMUNERATION      5         10        15         20         25
--------------------------------------------------------------------------------

        $100,000   $  8,000   $ 16,000   $ 24,000   $ 32,000   $ 40,000
        $125,000   $ 10,000   $ 20,000   $ 30,000   $ 40,000   $ 50,000
        $150,000   $ 12,000   $ 24,000   $ 36,000   $ 48,000   $ 60,000
        $175,000   $ 14,000   $ 28,000   $ 42,000   $ 56,000   $ 70,000
        $200,000   $ 16,000   $ 32,000   $ 48,000   $ 64,000   $ 80,000
        $225,000   $ 18,000   $ 36,000   $ 54,000   $ 72,000   $ 90,000

Amount under the Retirement Plan may be subject to reduction because of the limitations imposed under the Internal Revenue Code; however, the extent of any reduction will vary in individual cases according to circumstances existing at the time pension payments commence. The Company's Employees' Benefit Equalization Plan of Agway Inc. has been established to provide for the amount of any such reduction in annual pension benefits under the Retirement Plan.

The benefits shown are computed on a straight life basis and do not reflect an offset for up to 50% of the Social Security benefits, subject to certain minimum benefits. Also, the benefits are based on continuing the Plan's benefits formulas as in effect on June 30, 1997. The number of credited years of service under the Retirement Plan for Mr. Edinger was 18 and for Mr. Weaver was 2.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The Company has no compensation committee. The salary of Daniel J. Edinger, President of Telmark is determined by Peter J. O'Neill, Chairman of the Board of Directors of Telmark and Chief Financial Officer of Agway Inc., the parent Company of Telmark. The salary of the other Executive Officers of Telmark is determined by Mr. Edinger. Salaries of all Executive Officers are included in the annual operating budget, which budget is approved by the entire Board of Directors of Telmark.

None of the Executive Officers or Directors who participated in establishing compensation policies had interlocks reportable under Section 402 (j) of Regulation S-K.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

All of the outstanding equity of the Company is owned by Agway Inc. None of the executive officers of the Company or Director Weeks owns any equity securities of Telmark or either individually or in the aggregate, own greater than 1% of any class of equity securities of its parent company or subsidiaries. All of the other directors are also directors of Agway Inc. Agway is an agricultural cooperative and each of its members including each director owns one share of $25 par value common stock. None of the executive officers and directors either individually or in the aggregate, own greater than 1% of any class of equity security of the Company or of Agway.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is an indirect wholly-owned subsidiary of Agway and as such, had intercompany transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Financial Statement for further information.

                             PRINCIPAL STOCKHOLDERS

Telmark is a wholly-owned subsidiary of Agway Holdings, Inc. Agway Holdings, Inc. is a wholly-owned subsidiary of Agway Financial Corporation which in turn is a wholly-owned subsidiary of Agway. Agway is one of the largest supply and services cooperatives in the United States.

                          DESCRIPTION OF THE DEBENTURES
     GENERAL. Telmark is authorized to issue the Debentures pursuant to the Indenture dated as of September 30, 1993, (the "Indenture"), between Telmark and OnBank & Trust Co., as Trustee. Manufacturers & Traders Trust Co. assumed Trustee responsibilities pursuant to an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., Telmark, and Manufacturers & Traders Trust Co. The statements under this heading, "Description of Debentures," are completely qualified by and subject to the terms of the Indenture. The Indenture is filed as an exhibit to the Registration Statement and reference is made thereto for a complete statement of the terms and provisions  of  these  Debentures.  The  Debentures  to  be  issued  under  this
Prospectus are limited to $22,000,000 aggregate principal amount, but the Indenture does not limit the amount of the Debentures or other securities which may be issued by the Company thereunder. As of July 31, 1997, there was
$31,492,035 principal amount of debentures issued and outstanding under the Indenture. (The Debentures and any other securities issued and outstanding under the Indenture are referred to herein as "Outstanding Debentures"). The Debentures will be issued at 100% of their principal amount. The Debentures will be issued in registered form in minimum denominations and multiples in excess thereof as set forth in the table on the cover page of this Prospectus. The following securities are being offered:

                                                        PRICE TO         UNDERWRITING DISCOUNTS        PROCEEDS TO
                 Title of Class                          PUBLIC              OR COMMISSIONS              COMPANY
------------------------------------------------------------------------------------------------------------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 8.0% per annum)due March 31, 2001
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
------------------------------------------------------------------------------------------------------------------
Debentures, $1,000 minimum denomination
and additional multiples of $100
(minimum 8.5% per annum)
due March 31, 2003
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
------------------------------------------------------------------------------------------------------------------
Debentures under the Interest Reinvestment
Option (ranging from minimum of 6.0% to
8.5% per annum) due from December 31,
1997 through March 31, 2002
     Per Unit                                             100%                    None
     Total                                                 *                      None                      *
------------------------------------------------------------------------------------------------------------------
Total                                                 $22,000,000                                      $22,000,000
------------------------------------------------------------------------------------------------------------------

     INTEREST. Not withstanding the term of the Debentures set forth in the Indenture, the Debentures will bear interest from their respective Issue Dates at the per annum rate described below (on the basis of a 360-day year of twelve 30- day months). The Company may, from time to time prior to the completion of the offering of the Debentures, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. The applicable supplement, if any, will be attached to this Prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Debentures theretofore issued. The interest rates on the Debentures offered hereby is as follows:

     Interest on the 8.0% Debentures due March 31, 2001, is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at a rate per annum for each quarterly period equal to the greater of: (1) the "stated rate" of 8.0% per annum; and, (2) the "Treasury Bill Rate" (as defined below).

     Interest on the 8.5% Debentures, due March 31, 2003, is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at a rate per annum for each quarterly period equal to the greater of: (1) the "stated rate" of 8.5% per annum; and, (2) the "Treasury Bill Rate" (as defined below).

     U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price. The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year. The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519). Unlike the interest on U.S. Treasury bills, interest on the certificates will not be exempt from state and local income taxation.

     The "Treasury Bill Rate" for each quarterly interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the period September 1 to November 30, inclusive, for the January 1 interest payment date, during the period December 1 to February 28 inclusive, for the April 1 interest payment date, during the period March 1 to May 31, for the July 1 interest payment date, during the period June 1 to August 31 for the October 1 interest payment date, or during the period December 1 to February 28 for interest payable on the maturity date (each such period, an "Interest Determination Period"). In the event that the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, Telmark shall select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. The Treasury Bill Rate will be rounded to the nearest one hundredth of a percentage point.

     In the event that Telmark in good faith determines that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period with respect to a particular interest payment date or the maturity date, as applicable, an "Alternate Rate" will be substituted for the Treasury Bill Rate for such period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities as is selected by Telmark, for those weeks in the Interest Determination Period for which no rate is published as described above. The Alternate Rate will be rounded to the nearest one hundredth of a percentage point.

     In the further event that Telmark in good faith determines that neither the Treasury Bill Rate nor Alternate Rate can be computed for the period September 1 to November 30, inclusive, for the January 1 interest payment date, for the period December 1 to February 28, inclusive, for the April 1 interest payment date, for the period March 1 to May 31, inclusive, for the July 1 interest payment date, or for the period June 1 to August 31, inclusive, for the October 1 interest payment date, the rate of interest payable with respect to any Debentures will be the rate stated thereon.

     The following chart sets forth for the periods indicated:
      (1) The "Treasury Bill Rate", as defined above.
      (2) The highest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate".
      (3) The lowest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate".

          PAYMENT           AVERAGE
            DATE      "TREASURY BILL RATE"     HIGH             LOW
--------------------------------------------------------------------------------
           Jan.-93            3.28%            3.45%            2.78%
           Apr.-93            3.23%            3.46%            3.06%
           Jul.-93            3.14%            3.19%            2.95%
           Oct.-93            3.18%            3.30%            3.10%
           Jan.-94            3.16%            3.30%            3.02%
           Apr.-94            3.27%            3.53%            3.14%
           Jul.-94            3.71%            4.81%            3.61%
           Oct.-94            4.75%            4.99%            4.53%
           Jan.-95            5.04%            5.85%            4.89%
           Apr.-95            6.20%            6.42%            5.86%
           Jul.-95            6.01%            6.00%            5.65%
           Oct.-95            5.43%            5.61%            5.30%
           Jan.-96            5.37%            5.38%            5.22%
           Apr.-96            4.99%            5.25%            4.71%
           Jul.-96            5.01%            5.19%            4.80%
           Oct.-96            5.24%            5.41%            5.08%
           Jan.-97            5.20%            5.38%            5.07%
           Apr.-97            5.07%            5.11%            4.97%
           Jul.-97            5.18%            5.45%            5.00%

                                       24

      If the Debentures currently being offered had been outstanding on July 1, 1997, the stated interest rates would have been paid. Although the period September 1, 1997 to November 30, 1997, is not complete as of the date of this Prospectus (and hence the Treasury Bill Rate for the January 1, 1998 interest payment date cannot yet be determined), the Treasury Bill Rate as of August 22, 1997 was 5.16%.

      The six-month U.S. Treasury bill rate has fluctuated widely during the periods shown in the chart. This rate can be expected to fluctuate in the future. These fluctuations will cause the rate of interest payable on the Debentures to exceed the stated rate whenever the Treasury Bill Rate exceeds the stated rate. See "Risk Factors - Absence of Public Market, Redemption and Market Risk."

      PAYMENTS OF PRINCIPAL AND INTEREST. Principal amounts of the Debentures will be due and payable, together with interest accrued but unpaid thereon, on the maturity date (the "Maturity Date") for the Debentures. The Maturity Date for the Debentures offered will be as set forth in the table on the cover page of this Prospectus. Interest on the Debentures will be payable quarterly on January 1, April 1, July 1, and October 1 and on the Maturity Date as set forth in the table on the cover page of this Prospectus (each, an "Interest Payment Date"). Principal and interest on the Debentures will be payable at the office of the transfer agent, Agway, in DeWitt, New York. Additional amounts may be added to the principal of the Debenture pursuant to an election by the holder thereof to have quarterly interest payments added to and increase the principal amount of the Debenture. In such a case, the Debenture holder will receive a statement from the Company indicating the amounts added to principal of the Debenture. In any case in which an Interest Payment Date, a Redemption Date (as defined below), the Maturity Date or other payment date is not a Business Day, payment of interest or principal, as the case may be, shall be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, Redemption Date, Maturity Date or other payment date. "Business Day" means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York or commercial banking institutions in New York City are authorized or required by law or executive order to close.

      SUBORDINATION AND COVENANTS. The Debentures are unsecured obligations of Telmark, and the payment thereof is subordinated to other debt (except debts similarly subordinated) as hereinafter mentioned. There is no provision in the Indenture that would prevent Telmark from incurring additional debt or which would restrict the interest rate or other terms of such other debt. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving the Company, which may adversely affect the holders of the Debentures. The Company is not limited in its ability to merge into or transfer or lease all or substantially all of its assets to a corporation as long as such corporation assumes the obligations of the Company under the Debentures and the Indenture and, after the transaction, there exists no event of default under the Indenture.

      TRANSFER. The terms of the Debentures include no restrictions on transfer.

      SETTLEMENT AND ISSUE DATE. Persons interested in purchasing Debentures should forward their completed application and a check (personal, cashiers or certified) or money order payable to the Company in an amount equal to the principal amount of the Debenture to be purchased. Applications are available at certain Company and Agway locations. Applications generally will be processed by the Company within five to ten days of the date of receipt by the Company, at which time they will be forwarded to the trustee to authenticate, who in turn will forward the Debenture to the applicant. The "Issue Date" is defined as the first day of the month in which the application and proceeds are received by the Company for such Debenture.

      REDEMPTION PROVISIONS. Upon not less than 30 days written notice, Telmark may, at its option, redeem all, or by lot, from time to time any part of the Debentures at the principal amount thereof, together with accrued but unpaid interest from the last Interest Payment Date to the date fixed for redemption at the stated rate. Should the Debentures be redeemed by lot, all Debentures not redeemed will be accorded equal treatment in any subsequent redemption.

      INTEREST REINVESTMENT OPTION. At the time of application for purchase of the Debentures, or at any time thereafter, the holder may elect to have all interest paid on the certificates reinvested automatically. In the event that the automatic reinvestment option is elected, the interest due on each quarterly payment date will be added to the principal amount of the Debenture and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked only as to future interest payments at any time by notice to Telmark, effective on the date such notification is received by Telmark. Interest reinvested will be subject to income tax as if it had been received by the Debenture holder at the time reinvested.

      SUBORDINATION PROVISIONS. The payment of the principal and interest on the Debentures is subordinated in right of payment, to the extent set forth in the Indenture, to the amounts of principal and interest due on "Senior Debt". Senior Debt is defined as the principal of, and interest on indebtedness of Telmark for money borrowed from or guaranteed to banks, trust companies, insurance companies, and other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations, evidenced by notes or similar obligations unless the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Debentures. Senior Debt, as thus defined, includes all interest-bearing debt presently outstanding except indebtedness with respect to the Outstanding Debentures. As of July 31, 1997, Senior Debt of $344,036,110 was outstanding.

      In the event of any distribution of assets of Telmark under any total liquidation or reorganization of Telmark, the holders of all Senior Debt shall be entitled to receive payment in full before the holders of the Outstanding Debentures are entitled to receive any payment. After payment in full of the Senior Debt, the holders of the Outstanding Debentures will be entitled to participate in any distribution of assets, both as such holders and by virtue of subrogation to the rights of the holders of Senior Debt, to the extent that the Senior Debt was benefited by the receipt of distributions to which the holders of the Outstanding Debentures would have been entitled if there had been no subordination. By reason of such subordination, in the event of Telmark's insolvency, holders of Senior Debt may receive more, ratably, and holders of the Outstanding Debentures may receive less, ratably, than other creditors of Telmark.

      MODIFICATION OF INDENTURE. The Indenture permits the Trustee and Telmark to make non-material modifications and amendments to the Indenture without the consent of any holder of Outstanding Debentures. The Indenture permits the Trustee and Telmark to make other modifications and amendments to the Indenture with the written consent of holders of 66-2/3% in aggregate principal amount of Outstanding Debentures, provided that, without the consent of each holder of an Outstanding Debenture affected, no such amendment or modification may (i) reduce the amount of Outstanding Debentures required to amend the Indenture, (ii) reduce the interest rate or time for payment thereof applicable to any Outstanding Debenture, (iii) reduce the principal or change the Maturity Date of any Outstanding Debenture, (iv) make any changes to the Indenture with respect to the waiver of past defaults thereunder or the rights of holders of Outstanding Debentures to receive payments, or (v) make any changes to the subordination provisions contained in the Indenture.

      COVENANTS. Under the Indenture, Telmark covenants to make payments on the Outstanding Debentures, and to file all required reports and other documents with the Securities and Exchange Commission. The Indenture contains no provisions restricting the declaration of payment of dividends by Telmark or requiring the maintenance of any ratios or reserves by Telmark.

      EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE THEREOF TO DEBENTURE HOLDERS. The Indenture provides for the following Events of Default: (i) failure to pay interest upon any of the Outstanding Debentures when due, continued for a period of 30 days; (ii) failure to pay principal of the Outstanding Debentures when due and payable at maturity, upon redemption or otherwise; (iii) failure to perform any other covenant of Telmark as set forth in the Indenture, continued for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures.

      The Trustee, within 60 days after the occurrence of the default, is required to give the Outstanding Debenture holders notice of all defaults known to Trustee, unless cured prior to the giving of such notice, provided that, except in the case of default in the payment of principal or interest on any of the Outstanding Debentures, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Outstanding Debenture holders.

      Upon the happening and during the continuance of a default, the Trustee or the holders of 25% in aggregate principal amount of the Outstanding Debentures then outstanding may declare the principal of all the Outstanding Debentures and the interest accrued thereon due and payable, but the holders of a majority of the aggregate principal amount of the Outstanding Debentures then outstanding may waive all defaults and rescind such declaration if the default is cured. Subject to the provisions of the Indenture relating to the duties of the Trustee in case any such default shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers at the request, order or direction of any holders of Outstanding Debentures unless they shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security or indemnity, a majority of the holders of a majority of the aggregate principal amount of the Outstanding Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

       NO GUARANTEE BY AGWAY. Neither Agway nor any of its other subsidiaries have guaranteed the payment of principal of or interest on the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Support Agreement."

      THE TRUSTEE. The Indenture contains certain limitations on the right of the Trustee, as a creditor of Telmark, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

       AUTHENTICATION AND DELIVERY. The Debentures may be authenticated and delivered upon the written order of Telmark without any further corporate action.

      SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon payment or redemption of all Outstanding Debentures or upon deposit with the Trustee of funds sufficient therefor.

      EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. As evidence of compliance with the covenants and conditions provided for in the Indentures, Telmark is to furnish to the Trustee Officer's Certificates each year stating that such covenants and conditions have been complied with.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

      GENERAL. If the Certificate holder has elected to have all interest paid on the Certificate reinvested automatically, the interest due on each quarterly interest payment date will be added to the principal amount of the certificate and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked - as to future interest payments only - by written notice to Telmark, effective on the date when the revocation notice is duly received by Telmark. Interest reinvested will be subject to federal income tax as if it had been received by the certificate holder at the time reinvested.

      RATES ON PREVIOUSLY ISSUED CERTIFICATES. The stated rates of interest on Certificates previously issued by Telmark that remain outstanding (and upon which the interest reinvestment option might be exercised by any holder thereof) are as follows:

        STATED RATE OF INTEREST                            DUE
        -----------------------                            ---
                 6.00%                              December 31, 1997
                 7.75%                                March 31, 1998
                 8.25%                                March 31, 1998
                 8.00%                                March 31, 2000
                 8.25%                                March 31, 2000
                 8.50%                                March 31, 2000
                 7.25%                                March 31, 2000
                 7.50%                                March 31, 2002
      Interest on these outstanding certificates is payable quarterly on January 1, April 1, July 1 and October 1, and at maturity, at the rate per annum for each quarterly period equal to the greater of the certificates' "Stated Rate"; or the "Treasury Bill Rate," as defined above.

                                  LEGAL MATTERS

      Legal matters in connection with the securities offered hereby have been passed upon for the Company by David M. Hayes, Esq., Telmark Legal Counsel.

                                     EXPERTS

      The balance sheets as of June 30, 1997 and 1996 and the statements of income, retained earnings, and cash flows for each of the three years in the period ended June 30, 1997, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

      The Debentures may be sold to Agway Members, non-member patrons of Agway, Telmark customers, Telmark and Agway employees and former employees, and the general public. Sale of the securities offered hereby will be solicited through direct mailings and/or availability of applications and Prospectuses through Agway retail stores, Agway franchises, certain Agway affiliate locations and Telmark locations. See "Description of Debentures Settlement." All employees of Agway and Telmark offering the Debentures have other duties in connection with the business of Agway or Telmark, as the case may be, and are not otherwise engaged in the sale of securities. No salesperson will be employed to solicit the sale of these securities, and no commission or discount will be paid or allowed to anyone in connection with their sale. The individual Agway and Telmark employees who participate in the sale of these securities may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

                  TELMARK INC.















                   PROSPECTUS

Until              all dealers effecting trans-
actions in the registered  securities,  whether
or not participating in this distribution,  may
be required to deliver a Prospectus. This is in
addition  to  the  obligations  of  dealers  to
deliver   a    Prospectus    when   acting   as
underwriters and with respect to their unsold allotments or sub scriptions.

ITEM 8. FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGES
                                                                                                              -----
TELMARK INC. AND CONSOLIDATED SUBSIDIARIES:
      Report of Independent Accountants......................................................................... 31

      Consolidated Balance Sheets, June 30, 1997 and 1996....................................................... 32

      Consolidated Statements of Income and Retained Earnings,
           for the years ended June 30, 1997, 1996 and 1995..................................................... 33

      Consolidated Statements of Cash Flows for the fiscal years ended June 30, 1997, 1996 and 1995............. 34

      Notes to Consolidated Financial Statements................................................................ 35


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Telmark Inc.:

We have audited the accompanying balance sheets of TELMARK INC. (a wholly-owned subsidiary of Agway Holdings, Inc.) and Consolidated Subsidiaries as of June 30, 1997 and 1996, and the related Consolidated statements of income and retained earnings and cash flows for the years ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financing statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telmark Inc. and Consolidated Subsidiaries as of June 30, 1997 and 1996 and the results of their operations and their cash flows for the years ended June 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.







                                                        COOPERS & LYBRAND L.L.P.

Syracuse, New York
August 8, 1997

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 1997 AND 1996


                                     ASSETS

                                                                                    1997           1996
                                                                                ------------   ------------
Leases and notes, net .......................................................   $445,769,893   $374,561,114
Investments .................................................................     10,807,417     10,038,421
Equipment, net ..............................................................      1,055,377      1,061,672
Deferred income taxes .......................................................     10,643,896     11,903,065
Income taxes prepaid to Agway Inc. ..........................................        979,599              0
Other assets ................................................................        937,120        634,018
                                                                                ------------   ------------

Total Assets ................................................................   $470,193,302   $398,198,290
                                                                                ============   ============


                      LIABILITIES AND SHAREHOLDER'S EQUITY

                                                                                    1997           1996
                                                                                ------------   ------------

Borrowings under lines of credit and term debt ..............................   $339,482,406   $273,000,427
Subordinated Debentures .....................................................     31,043,938     24,258,200
Accounts payable ............................................................      4,398,757      4,645,459
Payable to Agway Inc. .......................................................        712,678      9,521,703
Income taxes payable to Agway Inc. ..........................................              0      2,135,917
Accrued expenses, including interest of
      $4,785,997 - 1997 and $4,061,387 - 1996 ...............................      8,149,485      6,122,135
                                                                                ------------   ------------


Total Liabilities ...........................................................    383,787,264    319,683,841
                                                                                ------------   ------------

Commitments & Contingencies

Common Stock, $1 par value;
      authorized 1,000,000 shares;
      issued and outstanding 400,000 shares .................................        400,000        400,000
Additional paid-in capital ..................................................     31,600,000     31,600,000
Retained earnings ...........................................................     54,406,038     46,514,449
                                                                                ------------   ------------

Total Shareholder's Equity ..................................................     86,406,038     78,514,449
                                                                                ------------   ------------
                                                                                $470,193,302   $398,198,290
                                                                                ============   ============




The accompanying notes are an integral part of the consolidated financial statements.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                FISCAL YEARS ENDED JUNE 30, 1997, 1996, AND 1995

                                                 1997           1996           1995
                                            ------------   -------------  ------------
Revenues:
     Interest and finance charges .......   $ 55,450,925   $ 47,241,547   $ 40,668,073
     Other service fees and other income       1,492,165      1,385,011      1,273,999
                                            ------------   ------------   ------------

         Total revenues .................     56,943,090     48,626,558     41,942,072
                                            ------------   ------------   ------------

Expenses:
     Interest expense ...................     23,485,503     20,305,365     17,674,736
     Provision for credit losses ........      7,947,000      7,000,000      6,812,695
     Selling, general and administrative      12,507,095      9,819,581      8,182,331
                                            ------------   ------------   ------------

         Total expenses .................     43,939,598     37,124,946     32,669,762
                                            ------------   ------------   ------------

         Income before income taxes .....     13,003,492     11,501,612      9,272,310

Provision for income taxes ..............      5,111,903      4,744,778      4,239,990
                                            ------------   ------------   ------------



         Net income .....................      7,891,589      6,756,834      5,032,320

Retained earnings, beginning of year ....     46,514,449     39,757,615     35,043,295

Dividends to parent .....................              0              0       (318,000)
                                            ------------   ------------   ------------

Retained Earnings, End of Year ..........   $ 54,406,038   $ 46,514,449   $ 39,757,615
                                            ============   ============   ============




The accompanying notes are an integral part of the consolidated financial statements.
                                       33

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 1997, 1996, AND 1995

                           Increase (Decrease) in Cash

                                                     1997               1996              1995
                                                -------------     --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income .............................   $   7,891,589     $   6,756,834    $   5,032,320
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization ......         529,016           450,453          256,992
         Deferred taxes .....................       1,259,169         1,893,115         (929,732)
         Patronage refund received in stock .        (768,996)         (659,694)      (1,436,651)
         Provision for doubtful accounts ....       7,947,000         7,000,000        6,812,695
         Changes in assets and liabilities:
              Other assets ..................        (303,100)          261,966         (120,365)
              Payables ......................        (246,702)       (2,178,295)       1,106,381
              Income taxes payable ..........      (3,115,516)       (1,877,774)        (751,267)
              Accrued expenses ..............       2,027,350           915,670          631,633
                                                ---------------   --------------   -------------
         Net cash flow provided by
              operating activities ..........      15,219,810        12,562,275       10,602,006
                                                ---------------   --------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Leases originated ......................    (223,061,417)     (170,494,948)
     Leases repaid ..........................     143,905,638       126,529,122      107,648,633
     Purchases of equipment .................        (522,723)       (1,127,445)        (735,302)
     Proceeds from sale of equipment ........               0         1,290,252                0
     Proceeds from sale of investments ......               0                 0          457,948
                                                ---------------   --------------   -------------
         Net cash flow used
              in investing activities .......     (79,678,502)      (48,307,020)     (63,123,669)
                                                ---------------   --------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable ............     155,844,442        52,000,000       98,000,000
     Repayment of notes payable .............     (89,296,526)      (34,622,222)     (58,022,222)
     Repayment of capital lease .............         (65,937)          (46,968)               0
     Repayment of subordinated notes payable                0       (27,000,000)               0
     Proceeds from subordinated notes payable               0                 0        6,500,000
     Net change in payable to Agway Inc. ....      (8,809,025)        2,329,735        1,899,885
     Proceeds from sale of debentures .......       6,785,738        16,084,200        4,462,000
     Proceeds from capital contribution .....               0        27,000,000                0
     Cash dividends paid ....................               0                 0         (318,000)
                                                ---------------   --------------   -------------
                financing activities ........      64,458,692        35,744,745       52,521,663
                                                ---------------   --------------   -------------
Net change in cash ..........................               0                 0                0
Cash at beginning of year ...................               0                 0                0
Cash at end of year .........................   $           0     $           0    $           0

                                                =============     ==============   =============
     Cash paid during period for:
         Interest ...........................   $  22,760,893     $  19,927,395    $  16,983,499
         Taxes ..............................   $   6,968,250     $   4,729,205    $   5,941,459


The accompanying notes are an integral part of the consolidated financial statements.
                                       34

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Operations
       Telmark Inc. ("The Company") is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. The Company is indirectly owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Telmark is a direct wholly-owned subsidiary of Agway Holdings, Inc. ("Holdings"), a subsidiary of Agway. Telmark operates throughout the continental United States and the Company's field representatives serve customers in 27 states including Alabama, Connecticut, Delaware, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia and Wisconsin.

Basis of Consolidation
      The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Equivalents
      The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Certain cash accounts amounting to $716,553 at June 30, 1997 related to securitized leases are held in segregated cash accounts pending distribution to the lease-backed note holders and are restricted in their use.

Lease Accounting
      Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable plus the estimated unguaranteed residual value of leased equipment less the unearned interest and finance charges. Unearned interest and finance charges represents the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 1997, and 1996, the recognition of interest income was suspended on leases and notes totaling $2,735,128 and $2,890,781, respectively.

      Gains on lease sales are reduced for estimated future servicing fees and estimated losses under the recourse provisions of the sale (limited to 7.5% of the sale proceeds). Servicing amounts are amortized over the life of the sold leases.

      Initial direct costs incurred in consummating a lease are capitalized as part of the investment in direct finance leases and amortized over the lease term as a reduction in the yield. Initial direct costs incurred were $5,353,850, $4,747,801, and $4,931,842 for the years ended June 30, 1997, 1996, and 1995, respectively.

      Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible.

      Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), effective for the Company on January 1,1997, provides new methods of accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The Company has applied SFAS 125 to securitization transactions occurring after January 1, 1997. The effect of adopting SFAS 125 has not had a material effect on the Company's results of operation, financial position or liquidity.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT )

Investments
      Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Dividends on this stock are recorded as a reduction of interest expense and totalled $1,098,566, $942,420, and $635,298 for the years ended June 30, 1997, 1996, and 1995, respectively.

Impairment of Long Lived Assets
      In the first quarter of fiscal 1997, the Company adopted Financial Accounting Standards, Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be measured and recorded on long-lived assets, whether these assets are held for disposal or used in operations, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There was no effect when the Company adopted Statement 121.

Equipment
      Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment.

Advertising Costs
      The Company generally expenses advertising costs as incurred. Advertising expense for the years ended June 30, 1997, 1996, and 1995, was approximately $829,300, $607,500, and $216,800.

Income Taxes
      The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax.
      The Company is included in a consolidated federal tax return filed by Agway Inc.. Under the Agway/Telmark tax sharing agreement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to the Company as appropriate on an interim basis. The Company files separate state tax returns.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES

      Leases and notes as of June 30 were as follows:

                                            1997            1996
                                        ------------    -------------
Leases:
   Commercial and agricultural          $596,390,764    $505,563,322
   Leasing to Agway Inc.
     and subsidiaries                        459,886         591,255
                                        ------------    ------------
                                         596,850,650     506,154,577
Retail installment loans                  16,681,989       4,770,950
                                        ------------    ------------
      Total leases and notes            $613,532,639    $510,925,527
                                        ============    ============

Net investment in leases and notes at June 30 are summarized as follows:

                                            1997            1996
                                        ------------    -------------

Leases and notes                        $613,532,639    $510,925,527
Unearned interest and finance charges    152,590,770)   (124,230,756)
Net deferred origination costs             8,841,537       7,642,305
                                        -------------   -------------
   Net investment                        469,783,406     394,337,076
Allowance for credit losses              (24,013,513)    (19,775,962)
                                        -------------   -------------
   Leases and notes, net                $445,769,893    $374,561,114
                                        =============   =============

Included within the above leases and notes is unguaranteed estimated residual values of leased property approximating $63,670,000 and $54,400,000 at June 30, 1997, and 1996, respectively.

      Contractual maturities of leases and notes were as follows at June 30, 1997:

                              Leases
                    ---------------------------      Retail
                     Commercial     To Agway       Installment
                        and          Inc. and       Loans and
                    Agricultural   Subsidiaries   Miscellaneous     Total
                    ------------   ------------   -------------  ------------

             1998   $179,984,150   $    149,847   $  6,920,106   $187,054,103
             1999    142,994,545         72,888      4,887,623    147,955,056
             2000    103,631,449         72,888      2,609,697    106,314,034
             2001     65,440,095         80,728      1,603,304     67,124,127
             2002     37,657,099         50,878        553,666     38,261,643
  Thereafter          66,683,426         32,657        107,593     66,823,676
                    ------------   ------------   ------------   ------------
  Totals            $596,390,764   $    459,886   $ 16,681,989   $613,532,639
                    ============   ============   ============   ============

      Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                                         1997            1996           1995
                                                    ------------    ------------   ------------
Balance, beginning of year                          $ 19,775,962    $ 15,331,008   $ 12,433,825
Provision for credit losses charged to operations      7,947,000       7,000,000      6,812,695
Charge-offs                                           (5,480,557)     (4,611,546)    (6,104,708)
Recoveries                                             1,771,108       2,056,500      2,189,196
                                                    ------------    ------------   ------------
    Balance, end of year                            $ 24,013,513    $ 19,775,962   $ 15,331,008
                                                    ============    ============   ============

                                       37

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. EQUIPMENT

      Equipment, at cost, including capital leases, consisted of the following at June 30:

1997                                                  Owned      Leased       Combined
----                                               ----------   ----------   ----------
Office and other equipment .....................   $2,016,769   $  202,950   $2,219,719
Less accumulated depreciation
        and amortization .......................    1,045,954      118,388    1,164,342
                                                   ----------   ----------   ----------
                                                   $  970,815   $   84,562   $1,055,377
                                                   ==========   ==========   ==========


1996
----
Office and other equipment .....................   $1,735,256   $  202,950   $1,938,206
Less accumulated depreciation
        and amortization .......................      825,796       50,738      876,534
                                                   ----------   ----------   ----------
                                                   $  909,460   $  152,212   $1,061,672
                                                   ==========   ==========   ==========



4. INCOME TAXES

      The provision for income taxes consists of the following:

                             1997         1996         1995
                          ----------   ----------   ----------
     Currently payable:
          Federal .....   $3,214,446   $1,998,193   $4,373,703
          State .......      638,288      853,470      796,019
     Deferred .........    1,259,169    1,893,115     (929,732)
                          ----------   ----------   ----------

                          $5,111,903   $4,744,778   $4,239,990
                          ==========   ==========   ==========


The Company's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                   1997     1996    1995
                                                   -----    -----   -----

       Statutory federal income tax rate .....     34.0%    34.0%   35.0%

       Tax effects of:
           State taxes, net of federal benefit      5.4      6.7     7.2
           Adjustment of prior years accruals       (.5)      .2     4.0
           Other items .......................       .4       .4     (.5)
                                                   -----    -----   -----

       Effective income tax rate .............     39.3%    41.3%   45.7%
                                                   =====    =====   =====

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INCOME TAXES (CONT.)

The components of the net deferred tax asset as of June 30 were as follows:

                                                    1997          1996
                                                -----------   -----------
      Deferred tax assets:
          Lease receivable reserves .........   $ 9,514,153   $ 7,356,164
          Difference between book and
             tax treatment of leases ........             0     3,582,485
          Other reserves ....................       812,939       717,038
          Alternative minimum tax
             credit carry forward ...........     1,117,817             0
          Other .............................       469,370       430,887
                                                -----------   -----------
               Total deferred tax assets ....    11,914,279    12,086,574
                                                -----------   -----------

      Deferred tax liabilities:
          Difference between book and
              tax treatment of leases .......     1,086,874             0
          Other .............................       183,509       183,509
                                                -----------   -----------
               Total deferred tax liabilities     1,270,383       183,509
                                                -----------   -----------
               Net deferred tax asset .......   $10,643,896   $11,903,065
                                                ===========   ===========


Based on the Company's history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. At June 30, 1997 the Company's federal AMT credit can be carried forward indefinitely.


5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT

As of June 30, 1997, the Company had two separate credit facilities available from banks which allow the Company to borrow up to an aggregate of $204,000,000. An uncommitted short-term line of credit agreement permits the Company to borrow up to $4,000,000 on an unsecured basis with interest paid upon maturity. The line bears interest at money market variable rates. A committed $200,000,000 partially collateralized revolving term loan facility permits the Company to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 1997, under the short-term line of credit and the revolving term loan facility was $4,000,000 and $190,900,000, respectively.

On May 28, 1997, the Company, through a newly created wholly owned special purpose subsidiary, Telmark Lease Funding Corp. I, issued $23,998,609 of Class A lease-backed notes and $1,945,833 of Class B lease-backed notes to three insurance companies. The subsidiary pays interest at 6.58% on the Class A notes and 7.01% on the Class B notes. The notes are collateralized by 1,165 leases having an aggregate present value of contractual lease payments equal to the principal balance of the notes, and the notes are further secured by the residual values of these leases. Final scheduled maturity of the notes is December 15, 2004.

Telmark borrows under its short-term line of credit agreement and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $4,000,000 line of credit has been renewed through December 1997. The $200,000,000 revolving term agreement loan facility is available through February 1, 1998. The Company believes it has sufficient lines of credit in place to meet interim funding needs.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

At June 30, term debt consisted of the following:

                                                                      1997          1996
                                                                  ------------   ------------
Notes payable to banks due in varying amount and dates through
   July 15, 2000 with interest ranging from 5.95% to 8.40% ....   $194,900,000   $146,000,000
Unsecured notes payable to insurance companies due in varying amount and dates through May 15, 2004, with interest
   ranging from 5.90% to 8.88% ................................    119,722,223    126,844,445
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2004, with interest
   rates ranging from 6.58% to 7.01% ..........................     24,770,138              0
Capital lease payable in annual installments of $78,720
   due in 1999 ................................................         90,045        155,982
                                                                  ------------   ------------
     Total Term Debt ..........................................    339,482,406    273,000,427
Subordinated debentures due in varying amount and dates through
   March 31, 2002, with interest ranging from 6.00% to 8.50% ..     31,043,938     24,258,200
                                                                  ------------   ------------
     Total Debt ...............................................   $370,526,344   $297,258,627
                                                                  ============   ============

The notes payable to banks represents the portion outstanding of the amount available under two credit facilities $204,000,000 outstanding at June 30, 1997, and 1996, respectively. The notes are partially collateralized by the Company's investment in a cooperative bank having a book value of $10,807,417 and $10,038,421 at June 30, 1997, and 1996, respectively. The subordinated debentures represent the outstanding balance of registered debentures offered to and held by the general public. The debentures are unsecured and are subordinate to all senior debt of the Company.

The carrying amounts and estimated fair values of the Company's significant financial instruments held for purposes other than trading at June 30, 1997 and 1996, were as follows:

                                                      1997                       1996
                                           -------------------------   -------------------------
                                            CARRYING        FAIR        CARRYING       FAIR
                                             AMOUNT        VALUE         AMOUNT        VALUE
                                           -----------   -----------   -----------   -----------
Liabilities:
Long-Term Debt (excluding capital leases)  $314,492,357  $320,201,947  $272,844,445  $274,016,881
Subordinated Debentures .................    31,043,937    30,946,003     8,174,000     7,876,991

The aggregate amounts of notes payable, capital leases, and Subordinated Debentures maturing after June 30, 1997, are as follows:

                                          Notes Payable
                                   ------------------------------      Capital    Subordinated
     Fiscal Year Ending June 30,        Bank       Ins. Companies       Lease      Debentures       Total
                                   -------------  ---------------  ------------- -------------  -------------
     1998                          $  74,900,000   $  58,125,583   $    78,720   $ 11,018,895   $ 144,123,198
     1999                             73,000,000      30,603,023        19,680              0     103,622,703
     2000                             43,000,000       9,477,105             0     17,007,280      69,484,385
     2001                              4,000,000      16,754,460             0              0      20,754,460
     2002                                      0      10,461,593             0      3,017,763      13,479,356
     Thereafter                                0      19,070,597             0              0      19,070,597
                                   -------------   -------------   -------------    ----------  -------------
                                     194,900,000     144,492,361        98,400     31,043,938     370,534,699
     Imputed Interest                          0               0        (8,355)             0          (8,355)
                                   -------------   -------------   -------------    ---------   -------------
                                   $ 194,900,000   $ 144,492,361   $    90,045   $ 31,043,938   $ 370,526,344
                                   =============   =============   ============= ============   =============

The Company has various loan covenants, of which the most restrictive is to maintain a tangible net worth of at least $70,000,000, and the debt to equity ratio (as defined) no greater than five to one. In addition, dividend distributions and restricted investments (as defined) made after January 1, 1997, are prohibited to the extent they exceed 75% of net income for the period beginning on January 1, 1997, through the date of determination, inclusive. As of June 30, 1997, $3,291,000 of retained earnings were free of this restriction.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit retirement plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $1,189,000, $820,000, and $649,000 for the periods ended June 30, 1997, 1996, and 1995, respectively.

7.  RELATED PARTY TRANSACTIONS

Cash Management
In lieu of having its own cash account the Company utilizes the depository accounts of its parent, Agway Inc., drawing checks against these accounts and making deposits to them. The balance in the Payable to Agway Inc. is dependant on the timing of deposits and the drawing of checks.

Inter-Company Transactions
Selected amounts related to transactions with Agway Inc. and Subsidiaries are separately disclosed in the financial statements. Certain other transactions for the years ended June 30 with Agway Inc. and Subsidiaries were approximately:

   (Revenue) Expense                     1997           1996           1995
   -----------------                 ------------   ------------   ------------

Interest and finance charges .....   $   (38,000)   $   (52,000)   $  (259,000)
Administrative and general expense     1,780,000      1,828,000      3,034,000

Interest and finance charges are earned on equipment leases to Agway Inc. and subsidiaries. The administrative and general expense caption described above includes certain shared expenses incurred by Agway Inc. on behalf of the Company, including the corporate insurance program, information services, payroll and accounts payable administration and facilities management. These expenses were allocated to the Company and management believes the methodology used is reasonable.

In 1996, the Board of Directors of Agway approved a Capital contribution of $27,000,000 from Holdings to Telmark. There were no other changes in paid in Capital or Common Stock in the three years ended June 30, 1997.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 1997, and 1996, approximated $12,900,000 and $14,800,000, respectively.

During 1994 and prior, the Company entered into lease sale contracts which contain limited recourse provisions which are limited to 7.5% of the sale proceeds. At June 30, 1997, the Company was contingently liable for approximately $2,000,000 under the limited recourse provisions. The Company includes this potential liability in establishing its allowance for credit losses.

LEGAL PROCEEDINGS

The Company is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

                   TELMARK INC. AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR 2000

The Company has and will continue to make certain investments in its software systems and applications to ensure the Company is year 2000 compliant; the financial impact to the Company has not been and is not anticipated to be material to its results of operations, financial position, or liquidity.

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, the Company's credit risk is limited to the amount of Telmark's commitment to extend credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

Market Risk

Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 75% of its leases directly related to production agriculture. At June 30, 1997, approximately 49% of the Company's net lease investment was in the states of Michigan, New York, Ohio, and Pennsylvania. Adverse developments in any of these areas of concentration could affect operating results adversely.

The Company endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase that portion of the debt which is not precisely matched to the characteristics of the portfolio and could lower the value of the Company's outstanding leases in the secondary market.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*:

              Registration Fee .......................................  $  7,586
              Printing and Engraving .................................    20,000
              Registration Service and Trustee Expense ...............    10,000
              Accounting Fees and Expenses ...........................    10,000
              "Blue Sky" Fees and Expenses ...........................    20,000
              Mailing Costs ..........................................    10,000
              Legal Fees and Expenses ................................    15,000
              Miscellaneous Expenses .................................    10,000
                                                                        --------
                                                                        $102,586
                                                                        ========
              *Approximate

ITEM 14.      INDEMNIFICATION OF OFFICERS AND DIRECTORS

              (a) Article 9 of Telmark Inc.'s Certificate of Incorporation states as follows: "Subject to conditions and qualifications set forth in the Business Corporation Law of the State of New York, the corporation shall indemnify any person made a party to an action individually or in the name of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. Subject to the conditions and qualifications set forth in the Business Corporation Law of the State of New York, the corporation shall also indemnify any person made or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor brought to impose a liability on such person for an act alleged to have been committed by such person as a director or officer of the corporation, or of any other corporation which he served at the request of the corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred in such action or proceeding if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in addition, had no reasonable cause to believe that his conduct was unlawful."
              (b) Article 7 of the New York Business Corporation Law permits a corporation to indemnify its officers and directors against liabilities as provided for in the By-laws of Telmark Inc. Under the terms of a Directors and Officers Liability and Corporation
              Reimbursement Policy purchased for Telmark Inc., each of the directors and officers of Telmark Inc. is insured against loss arising from any claim or claims which may be made during the policy period by reason of any wrongful act (as defined in the policy) in their capacities as directors or officers. In addition, Telmark Inc. is insured against loss arising from any claim or claims which may be made during the policy period against any director or officer of Telmark Inc. by reason of any wrongful act (as defined in the policy) in their capacities as directors or officers, but only when the directors or officers shall have been entitled to indemnification by Telmark Inc.

ITEM 15.      RECENT SALES OF UNREGISTERED SECURITIES

              (a) Telmark issued $23,998,609 and $1,945,833 principal amount of lease backed notes - Series A and Series B, respectively: on May 28, 1997. The notes were issued through Telmark Lease Funding Corp. I, a wholly owned special purpose subsidiary of Telmark Inc. Such notes were sold to insurance companies and no underwriters were used. The aggregate offering price of these notes was $25,944,492. An aggregate placement agent fee of $194,583 was paid to Ironwood Capital Partners Ltd. Offers and sales of the notes were made in reliance of the exemption provided in Section 4(2) of the Securities Act of 1933.
              (b)Telmark issued $38,000,000 principal amount of Senior Notes on April 23, 1997. Such notes were sold to insurance companies and no underwriters were used. The offering price of these notes was $38,000,000. A placement agent fee of $171,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such notes were made in reliance of the exemption provided in Section 4(2) of the Securities Act of 1933.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 15.      RECENT SALES OF UNREGISTERED SECURITIES (CONTINUED)

              (c)  Telmark  issued   $8,500,000,   $6,000,000  and   $17,500,000
              principal amount of Senior Notes Series A, Series B and Series C, respectively: on May 15, 1995. Such notes were sold to insurance companies and no underwriters were used. The aggregate offering price of these issues was $32,000,000. An aggregate placement agent's fee of $144,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such Senior Notes were made in reliance of the exemption provided in Section 4(2) of the Securities Act of 1933.
              (d) Telmark issued $20,000,000 principal amount of Senior Notes on November 1, 1994. Such notes were sold to an insurance company and no underwriters were used. The offering price of this issue was $20,000,000. A placement agent's fee of $90,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such Senior Notes were made in reliance of the exemption provided in Section 4(2) of the Securities Act of 1933.
              (e) Telmark issued $15,000,000 and $5,000,000 principal amount of Senior Notes - Series A and Series B, respectively; for a total principal amount of $20,000,000, on June 1, 1994. Such Senior Notes were sold to two insurance companies and no underwriters were used. The aggregate offering price of these issuances was $20,000,000. An aggregate placement agent's fee of $90,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such Senior Notes were made in reliance of the exemption provided in Section 4(2) of the Securities Act of 1933.
              (f) Telmark issued $15,000,000 and $20,000,000 principal amount of Senior Notes - Series A and Series B, respectively; for a total principal amount of $35,000,000, on November 1, 1993. Such Senior Notes were sold to three insurance companies and no underwriters were used. The aggregate offering price of these issuances was $35,000,000. An aggregate placement agent's fee of $175,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such Senior Notes were made in reliance on the exemption provided in Section 4(2) of the Securities Act of 1933.
              (g) On March 1, 1993, Telmark issued $10,000,000 principal amount of Senior Notes - Series A and B; for a total principal amount of $20,000,000. Such Senior Notes were sold to four insurance companies and no underwriters were used. The aggregate offering price of these issuances was $20,000,000. An aggregate placement agent's fee of $100,000 was paid to Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Offers and sales of such Senior Notes were made in reliance on the exemption provided in Section 4(2) of the Securities Act of 1933.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

              (i) The following required exhibits are hereby incorporated by reference to the previously filed Registration Statements filed as specified.

              3 -  ARTICLES OF INCORPORATION AND BY-LAWS

                   3(a) - Certificate of Incorporation of Telmark Inc. dated June 4, 1964, as amended September 8, 1964; January 15, 1975; and June 16, 1987, filed by reference to Exhibit 3 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.
                   3(b) - Bylaws of Telmark Inc., as Amended September 19, 1995, filed by reference to Exhibit 3 of the Registration Statement (Form 10-K) dated August 23, 1996.

              4 - INSTRUMENT DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

                   4(a) - The Indenture dated as of September 30, 1993, between Telmark Inc. and OnBank & Trust Co. of Syracuse, New York, Trustee, filed by reference to
                             Exhibit 4 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.
                   4(b) - Telmark Inc. Board of Directors resolutions authorizing the issuance of Debentures under the Indenture dated as of June 21, 1995, filed by reference to Exhibit 4 of the post effective Amendment No. 1 to the Registration Statement (Form S-1), File No. 33-84442, dated August 28, 1995.

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (CONTINUED)

              10 - MATERIAL CONTRACTS

                   10(a) - The Agreement dated as of October 1, 1986 among Agway Inc., Agway Financial Corporation, Telmark Inc., and Agway Holdings, Inc., as amended by Addendum to Agreement effective June 29, 1990, filed by reference to Exhibit 10 of the Registration Statement (Form S-1), File No. 33-70732, dated October 22, 1993.

              (ii) The following  required  exhibits are hereby attached to this
                   Registration Statement on Form S-1.

              4 - INSTRUMENT DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES.

                   4(a)  -   The  Agreement   of  Resignation,  Appointment  and
                             Acceptance dated August 21, 1997 under which OnBank
                             & Trust Co. is replaced by  Manufacturers & Traders
                             Trust Company, as Trustee, under the Indenture dated as of September 30, 1993, between Telmark
                             Inc. and OnBank & Trust Co.,  filed by reference to
                             Exhibit 4 of the Registration Statement (Form S-1),
                             File No. 33-70732, dated October 22, 1993.

              5 -  OPINION REGARDING LEGALITY, FILED HEREIN.

              12 - STATEMENTS REGARDING COMPUTATION OF RATIOS, FILED HEREIN.

              23 - CONSENT OF EXPERTS AND COUNSEL, FILED HEREIN.

              25 - STATEMENT  OF  ELIGIBILITY  AND  QUALIFICATION  OF TRUSTEE ON
                   FORM T-1 - of Manufacturers & Traders Trust Co., the Successor Trustee, pursuant to Section 7.08 of the Indenture.

              (iii)Financial  Statement  schedules have been omitted as they are not required, inapplicable, or the required information is provided in the financial statements including the notes thereto.

ITEM 17.      UNDERTAKINGS

              The undersigned registrants hereby undertake:

              A.   1.   To file, during any period in which offers  or sales are
                        being  made,   a   post-effective   amendment   to  this
                        registration statement:

                             a. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

                             b. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                             c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited
                             to) any addition or deletion of a managing underwriter;

                                     PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS (CONTINUED)

ITEM 17.      UNDERTAKINGS (CONTINUED)

                   2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

              B. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                                       46

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of DeWitt, and the State of New York.


                                        TELMARK INC.
                                        (Registrant)


                                              By   DANIEL J. EDINGER
                                                   President
                                                   (Principal Executive Officer)

                                            Date   8/27/97

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

 SIGNATURE                       TITLE                                      DATE
 ---------                       -----                                      ----




DANIEL J. EDINGER               President                               08/27/97
                                (Principal Executive Officer)




PETER J. O'NEILL                Treasurer and Chairman of the
                                Board and Director                      08/27/97
                                (Principal Financial Officer
                                & Principal Accounting Officer)




GARY K. VAN SLYKE               Director                                08/27/97




SAMUEL F. MINOR                 Director                                08/27/97




WILLIAM W. YOUNG                Director                                08/27/97




STANLEY A. WEEKS                Director                                08/27/97



CHRISTIAN F. WOLFF, JR          Director                                08/27/97


                                       47